UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

|_| Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instructions 1(b).

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1.   Name and Address of Reporting Person*

  Samberg                           Joseph                 D.
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   (Last)                           (First)             (Middle)

  780 Third Avenue, 45th Floor
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                                    (Street)

  New York,                        New York              10017
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   (City)                           (State)              (Zip)

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2.   Issuer Name and Ticker or Trading Symbol

TTR Technologies, Inc. TTRE (NASDAQ)
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3.   I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


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4.   Statement for Month/Day/Year

November 5, 2002
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5.   If Amendment, Date of Original (Month/Day/Year)


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6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     |_|  Director                             |X|  10% Owner
     |_|  Officer (give title below)           |_|  Other (specify below)

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7.   Individual or Joint/Group Filing (Check Applicable line)

     |_|  Form Filed by One Reporting Person
     |X|  Form Filed by More than One Reporting Person
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         Table I -- Non-Derivative Securities Acquired, Disposed of, or
                               Beneficially Owned

                                                                                                 5.
                                                                                                 Amount of      6.
                                                                 4.                              Securities     Owner-
                                                                 Securities Acquired (A) or      Beneficially   ship
                                       2A.          3.           Disposed of (D)                 Owned          Form:     7.
                        2.             Deemed       Transaction  (Instr. 3, 4 and 5)             Following      Direct    Nature of
                        Trans-         Execution    Code         ------------------------------- Reported       (D) or    Indirect
1.                      action         Date, if     (Instr. 8)                   (A)             Transaction(s) Indirect  Beneficial
Title of Security       Date           any          ------------                 or              (Instr. 3 &    (I)       Ownership
(Instr. 3)              (mm/dd/yy)     (mm/dd/yy)    Code     V      Amount      (D)    Price     Instr.4)      (Instr.4) (Instr.4)
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
Common Stock            November 6,                  J (2)           (2)         (2)    (2)                     I         (1)
                        2002
Common Stock            November 6,                  P               13,000      A      $0.2246                 I         (1)
                        2002
Common Stock            November 5,                  P               321,100     A      $0.2200  2,971,100      I         (1)
                        2002

  Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

                                                                                                          9.
                                                                                                          Number    10.
                                                                                                          of        Owner-
                                                                                                          deriv-    ship
                                                                                                          ative     Form
             2.                                                                                           Secur-    of
             Conver-                            5.                              7.                        ities     Deriv-   11.
             sion                               Number of                       Title and Amount          Bene-     ative    Nature
             or                                 Derivative    6.                of Underlying     8.      ficially  Secur-   of
             Exer-            3A.      4.       Securities    Date              Securities        Price   Owned     ity:     In-
             cise             Deemed   Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of      Follow-   Direct   direct
             Price   3.       Execut-  action   or Disposed   Expiration Date   ----------------  Deriv-  ing       (D) or   Bene-
1.           of      Trans-   ion      Code     of(D)         (Month/Day/Year)            Amount  ative   Reported  In-      ficial
Title of     Deriv-  action   Date if  (Instr.  (Instr. 3,    ----------------            or      Secur-  Trans-    direct   Owner-
Derivative   ative   Date     any      8)       4 and 5)      Date     Expira-            Number  ity     action(s) (I)      ship
Security     Secur-  (mm/dd/  (mm/dd/  ------   ------------  Exer-    tion               of      (Instr. (Instr.   (Instr.  (Instr.
(Instr. 3)   ity     yy)      yy)      Code V    (A)   (D)    cisable  Date     Title     Shares  5)      4)        4)       4)
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

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

Explanation of Responses:

(1) These securities are being filed as part of a group consisting of JDS Capital, L.P., JDS Capital Management, LLC, and Joseph D. Samberg. These securities are owned directly by JDS Capital, L.P. These securities may be deemed to be owned indirectly by JDS Capital Management, LLC, as the general partner of JDS Capital, L.P., and by Joseph D. Samberg, as the managing member of JDS Capital Management, LLC.

(2) On November 6, 2002, Dimensional Partners, Ltd., a party previously identified as part of the filing group with respect to the Common Stock, transferred 1,388,310 shares of Common Stock to JDS Capital, L.P. for a consideration per share of $0.22. This transfer did not affect the aggregate ultimate beneficial ownership by the group described in footnote
      (1) above. As a result of the transfer of Common Stock by Dimensional Partners, Ltd. to JDS Capital, L.P., Dimensional Partners, Ltd. ceased to own any shares of Common Stock and therefore Dimensional Partners, Ltd. and JDS Capital Management, Inc., its investment manager and sub-advisor (and a party previously identified as part of the filing group with respect to the Common Stock), are no longer part of the filing group with respect to the Common Stock.

Signature Of Reporting Person:

JDS Capital Management, Inc.


By: /s/ Joseph D. Samberg               November 6, 2002
    -----------------------             ----------------
    Name: Joseph D. Samberg             Date
    Title: Managing Member